CORRESP

July 24, 2009

Via FACSIMILE

Securities and Exchange Commission

Mail Stop 4561

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Ryan Houseal, Esq., Examiner

Barbara Jacobs, Assistant Director

Re:	mBeach Software, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed June 9, 2009

File No. 333-159853

Mr. Houseal & Ms. Jacobs:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to mBeach Software, Inc. (the “Company”) dated July 6th, 2009 regarding the above-referenced Registration Statement on Form S-1 (as amended) (the “Registration Statement”).

For your convenience, we have included each of the Staff’s comments before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company as the context may require.

SEC Letter Dated July 6, 2009

Amendment No. 1 to Form S-1

Staff Comment 1:

Please revise your document to clearly discuss the current status of your product. See Item 101(c)(1)(ii) of Regulation S-K. As part of your discussion, please discuss the various milestones and costs associated with each step of your business plan.

Response:

We concur with the staff and have updated the registration statement to reflect the current status of our product and milestones and costs with our business plan.

Staff Comment 2:

Please revise the references to this offering being conducted on a “best efforts” basis since the use of this term signifies the participation of a broker-dealer.

Response:

We concur with the staff and have updated the registration statement to remove the “best efforts” references since there is no participation of a broker-dealer.

Staff Comment 3:

On page 2 you state that the three million shares being offered pursuant to this registration statement are being issued in addition to the 12 million shares currently issued and outstanding and owned by your sole officer and director. On page 3, however, that the “selling security holder is offering to sell shares of common stock and seeking offers to buy shares of common stock....” Please advise as to whether any of the shares being offered pursuant to this registration statement are being resold by your sole shareholder. To the extent any of the shares being sold in this offering are being offered for resale by your sole shareholder, please revise your document throughout so as to comply with the disclosure requirements of Regulation S-K.

Response:

None of the shares being offered pursuant to this registration statement are being resold by our sole shareholder.

Staff Comment 4:

We note that on page 15 of your document in your risk factors section you describe the risks associated wit the type of no-minimum offering you will be conducting, but you do not include the description under a subcaption describing the risk. Please advise. See Item 503(c) of Regulation S-K.

Response:

We concur with the staff and have added a risk description under the subcaption.

Staff Comment 5:

We note your reference to an audit report dated April 30, 2009 and that the report of Moore & Associates Chartered is dated May 18, 2009. Please explain this apparent discrepancy or revised to reflect the correct date of the report issued by your Independent Registered Public Accounting Firm.

Response:

We concur with the staff and revised the registration statement to reflect the correct date of the report of May 18th, 2009 issued by Moore & Associates.

Staff Comment 6:

You state that you expect to experience continuous growth for the foreseeable future. Please tell us your basis for this belief regarding your growth potential considering your statement on page 14 that your growth strategy substantially depends on your ability to market your product and your statement on page 13 that you will have to limit your marketing activities due to your size and lack of capital.

Response:

We concur with the staff and modified our risk factor to reflect any extraordinary growth will place a strain on the company.

Staff Comment 7:

It appears that you have not provided a discussion of the risk factor described in the subcaption. Similarly, it appears that you have not provided a discussion of the risk factor described in the subcaption “If we can not establish and maintain qualifications as a supplier to commercial customers...” on page 17. Please be advise that you should set forth each risk factor under the related subcaption that describes the risk. Please revise your risk factors section throughout as necessary. See Item 503(c) of Regulation S-K.

Response:

We concur with the staff and have added a risk description under the appropriate subcaptions.

Staff Comment 8:

In connection with your statement that the proceeds from this offering will be used to develop and complete the business and marketing plan, we note your statement in the summary of your offering on page 2 that you also intend to use the proceeds from this offering for other general corporate and working capital purposes and the expenses of this offering. We also note that your statement under the risk factor subcaption “Since mBeach Software, Inc anticipates operating expenses will increase...” on page 9 that within the next 12 months, you will have costs related to the development of products. Please indicate in your “Use of Proceeds” the order of priority for each of your intended uses of the net proceeds from this offering and discuss the your plans if substantially less than the maximum proceeds are obtained. See Instruction 1 to Item 504 of Regulation S-K.

Response:

We concur with the staff and have updated the “Use of Proceeds” section to reflect both the order of the use of proceeds as well as the plans if the maximum proceeds are not obtained.

Staff Comment 9:

As a related matter, please be sure to clarify what portion of the proceeds from this offering will be used for the development of your product as opposed to the development and completion of your business and marketing plans.

Response:

We concur with the staff and have clarified that all of the proceeds from this offering will be used to complete the business and market plans and not for product development.

Staff Comment 10:

Please revise this section to set forth the dates of all referenced statistical material. Please provide us with marked copies of all such material.

Response:

We concur with the staff and have updated this section to reflect the dates from the statistical material. In addition, attached are the copies of the materials.

Staff Comment 11:

Please provide a more detailed description of the action you intend to take over the next 12 months toward the development, completion and execution of your business plan. As an example, we note your statement on page 25 that “during the initial implementation of your development strategy, [you] intend to hire independent consultants, contractors, and fee-for-service laboratories to develop, prototype, various components of sensor platforms.”

Response:

We concur with the staff and have updated the Plan of Operation section to reflect the development, completion, and execution plans for our business over the next 12 months.

Staff Comment 12:

You state on page 25 that “during the initial implementation of your development strategy, [you] intend to hire independent consultants, contractors, and fee-for-service laboratories to develop, prototype, various components of sensor platforms.” Please tell us whether you considered this, and any other material capital expenditures you plan on making over the next 12 months, when preparing your liquidity and capital resources discussion. Specifically, please tell us whether you considered the costs associated with becoming a public reporting company. See Item 303(a)(2)(i) of Regulation S-K. See also SEC Release No. 33-6835 at http://www.sec.gov/rules/interp/33-6835.htm. To the extent possible, please provide quantitative estimates of any material planned capital expenditures.

Response:

We concur with the staff and although we did consider capital expenditures including becoming a public reporting company, we added additional language to clarify these assumptions regarding capital expenditures.

Staff Comment 13:

In your discussions regarding your code of business conduct and ethics on page 29 you state that a copy of your code of business conduct and ethics has been filed as an exhibit your S-1/A. Please be advised that the document you have filed with us is your initial registration statement on Form S-1 and has not been amended. In your amendment, please be sure to correctly identify your document.

Response:

We concur with the staff and have corrected the reference to the business conduct and ethics in the original filing.

Staff Comment 14:

Please be sure that your executive compensation disclosure complies with the requirements set forth in Items 402(m) through (r) of Regulation S-K. As an example, we note that you summary compensation table on page 30 does not confirm to Item 402(n) of Regulation S-K.

Response:

We concur with the staff and have updated the executive compensation disclosure to comply with Items 402(m) through (r) of Regulation S-K.

Staff Comment 15:

Please be sure that the tabular disclosure of the ownership of your company’s shares conforms to requirements set forth in Item 403(a) and (b) of Regulation S-K. As an example, we note that the last column of the table should list the percent of your shares owned by your sole director as of the most recent practicable date and not after this offering takes place. Please revise.

Response:

We concur with the staff and have updated the tabular disclosure of the ownership of the company’s shares to conform to Item 403(a) and (b) of Regulation S-K.

Staff Comment 16:

Explain how you determined that contributed capital is correctly classified within cash flows from operations rather than cash flows from financing activities. Refer to paragraphs 18 and 19 of SFAS 95.

Response:

We have checked with our auditor and the auditor believes it is correctly classified. The contributed capital was a cash payment to a government entity for incorporation fees. According to SFAS 95 paragraph 23c, this is classified as a cash flow item from operating activities, not investing or financing activities.

Staff Comment 17:

There is an inconsistency in Article 8 as to the number of authorized shares (i.e., 150,000,000 shares versus 250,000,000 shares). Please revise.

Response:

We concur with the staff and have revised Article 8 to reflect 250,000,000 shares.

Staff Comment 18:

You filed a specimen stock certificate for ViroPharma rather than mBeach Software. Please revise.

Response:

We concur with the staff and have revised the specimen stock certificate to reflect mBeach Software, Inc.

Staff Comment 19:

We are unclear what the relationship of your public offering is to the private offering outlined in this subscription agreement. The terms of the offerings look substantially similar. Please advise.

Response:

We concur with the staff and have updated the subscription agreement. We are using the subscription agreement to ensure all investors are accredited.

We trust that you will find the foregoing responsive to the comments of the Staff Comments. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at 678.358.6954.

Sincerely,

/s/ William Gaffney

William Gaffney

Chief Executive Officer

Enclosure